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                                                                    Exhibit 11.0


                     PAMRAPO BANCORP, INC. AND SUBSIDIARIES
                 STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
                 -----------------------------------------------

                                                            Three Months Ended
                                                              March 31, 2003
                                                          ----------------------

Income available to common stockholders                        $ 1,846,718

Weighted average shares outstanding                              5,145,986

Basic earnings per share                                       $      0.36

Income for diluted earnings per share                          $ 1,846,718

Total weighted average common shares and equivalents
  outstanding for diluted computation                            5,145,986

Diluted earnings per share                                     $      0.36